                            QUARTERLY REPORT 1Q 2004


(GERDAU AMERISTEEL LOGO)

VISION, MISSION AND VALUES
--------------------------------------------------------------------------------

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

- Safety

- Integrity

- Customer Driven Culture

- Investment in People, Processes, and Technology

- Engaged Employees

- Open Communication

- Community and Environmental Awareness

- Profitability

                  MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2003 Annual Report. The following discussion of financial condition and results of operations is dated April 28, 2004 and should be read together with the consolidated statements and the accompanying notes contained in that report. Gerdau Ameristeel's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP"). Prior period results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. See "Note 13" to the Company's financial statements for the three months ended March 31, 2004 for more information on the differences between U.S. GAAP and Canadian GAAP as they relate to the results of the Company. Prior year results have been presented under U.S. GAAP for comparative purposes.

OVERVIEW

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through a vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, the Company primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers, or OEMs, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing.

The Company's operations are segmented into two operating divisions, minimills and downstream operations. Gerdau Ameristeel owns and operates seven minimills in the United States and three in Canada and also has a 50% interest in an eleventh minimill located in Kentucky, Gallatin Steel, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and flat rolled sheet. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Four of the mills are provided scrap from an internal network of 13 scrap recycling facilities. The Company's downstream operations are secondary value-added steel businesses. These steel fabricating and product manufacturing operations process steel principally produced in the Company's minimills.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004, COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

The following table summarizes the results of Gerdau Ameristeel for the three months ended March 31, 2004, and for the three months ended March 31, 2003.

                                                FOR THE THREE MONTHS ENDED
                                              ---------------------------------
                                              March 31, 2004     March 31, 2003
                                              --------------     --------------
Finished Steel Shipments (Tons)
  Rebar                                           371,928            403,278
  Merchants/Special Sections                      602,397            508,989
  Rod                                             197,098            137,948
  Fabricated Steel                                161,553            144,195
                                                ---------          ---------
                                                1,332,976          1,194,410
  Flat rolled                                     191,532            172,550
                                                ---------          ---------
    Total                                       1,524,508          1,366,960

                                                 FOR THE THREE MONTHS ENDED
                                              ---------------------------------
                                              March 31, 2004     March 31, 2003
                                              --------------     --------------
Weighted Average Selling Price ($/ton)
  Mill external shipments                       $   395.65          $  292.36
  Fabricated steel shipments                        493.81             431.09

  Scrap charged - $/ton                         $   174.48          $  103.42

Metal spread ($/ton)
  Mill external shipments                       $   221.17          $  188.94
  Mill manufacturing cost                       $   190.77          $  172.98

                                                 FOR THE THREE MONTHS ENDED
                                              ---------------------------------
                                              March 31, 2004     March 31, 2003
                                              --------------     --------------
Income Statement (US $000s except EPS)
  Net Sales                                     $  618,953          $ 416,563

  Operating income (loss)                           38,703             (8,511)
  Net Income (loss)                                 21,505             (6,311)
  EBITDA                                            59,159             12,245

  EPS - Basic                                   $     0.11          $   (0.03)
  EPS - Diluted                                 $     0.11          $   (0.03)

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income (loss) is shown below:

                                                 FOR THE THREE MONTHS ENDED
                                              ---------------------------------
                                              March 31, 2004     March 31, 2003
                                              --------------     --------------

(US $000s)
  Net income (loss)                              $ 21,505           $ (6,311)
  Income tax expense (benefit)                      7,810             (7,921)
  Interest and other expense on debt               18,020             10,083
  Depreciation and amortization                    19,536             18,499
  Earnings from joint ventures                     (9,511)            (3,686)
  Cash distribution from joint ventures             1,799              1,798
  Minority interest                                    --               (217)
                                                 --------           --------
  EBITDA                                         $ 59,159           $ 12,245
                                                 ========           ========

Net sales: Finished tons shipped for the three months ended March 31, 2004 were 1,524,508 tons compared to 1,366,960 tons for the three months ended March 31, 2003, an increase of 157,548 tons, or 11.5%. The increase in tons in the three months ended March 31, 2004, reflects stronger steel demand from the prior year and many customers buying ahead of price increases announced for the second quarter of 2004. Net sales for the three months ended March 31, 2004, were $619.0 million compared to $416.6 million for the three months ended March 31, 2003, an increase of $202.4 million or 48.6%.

Average mill finished goods selling prices were $396 per ton for the three months ended March 31, 2004, up by approximately $103 per ton or 35.3% from the average selling prices for the three months ended March 31, 2003. Selling price increases were partially offset by scrap raw material costs that increased $71 per ton, or 68.7% to $174 per ton for the three months ended March 31, 2004, compared to $103 per ton for the three months ended March 31, 2003. The Company and other minimill producers have increased steel selling prices in response to higher scrap and other manufacturing costs. Strong demand for scrap materials from China, combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries has increased the attractiveness of scrap material exports pushing the cost of scrap raw material up dramatically. Also, resurgence in domestic steel capacity utilization and winter declines in global scrap supply have added upward pressure on scrap prices.

Cost of sales: Cost of sales as a percentage of net sales decreased to 87.4% for the three months ended March 31, 2004 compared to 94.0% for the three months ended March 31, 2003. Cost of sales for the three months ended March 31, 2004 was $541.3 million compared to $391.7 million for the three months ended March 31, 2003, an increase of $149.6 million or 38.2%. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 17% to $221 per ton for the three months ended March 31, 2004 from $189 per ton for the three months ended March 31, 2003. The $32 improvement in metal spread is the primary factor for the increased gross margin in the first quarter of 2004.

Higher cost of goods sold reflects the dramatic increase in scrap raw material and an increase in mill manufacturing costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended March 31, 2004, average scrap costs represented approximately 54% of mill production costs in the three months ended March 31, 2004, compared to approximately 41% for the same period in 2003. Mill manufacturing costs were approximately 10.3% higher in the first quarter of 2004 compared to the first quarter of 2003 primarily as a result of increased yield costs due to the higher cost of scrap.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2004 were $21.0 million compared to $17.0 million for the three months ended March 31, 2003, an increase of $4.0 million. Selling and administrative expenses as a percentage of net sales for the three months ended March 31, 2004 were 3.4% compared to 4.1% for the same period in the prior year. Included in selling and administrative expenses for the three months ended March 31, 2004 is a non-cash pretax expense of $1.9 million to mark to market outstanding stock appreciation rights (SARs) and other equity based compensation held by employees. Selling and administrative salaries and benefits increased $1.3 million for the three months ended March 31, 2004 when compared to the three months ended March 31, 2003.

Depreciation: Depreciation for the three months ended March 31, 2004 was $18.9 million compared to $18.1 million for the three months ended March 31, 2003, an increase of $.8 million. Depreciation expense as a percentage of net sales for the three months ended March 31, 2004 was 3.1% compared to 4.4% for the same period in the prior year. The increase in depreciation for the three months ended March 31, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service during the first quarter of 2004.

Other operating income: Other operating income for the three months ended March 31, 2004 was $1.0 million primarily from an insurance settlement relating to a power interruption claim from a prior year. Other operating income for the three months ended March 31, 2003 was $1.8 million relating to $2.4 million in electric power rebates from Ontario utilities offset by a $0.6 million expense relating to startup costs associated with new process automation controls at the Knoxville mill.

Income from operations: Operating income for the three months ended March 31, 2004 was $38.7 million compared to an operating loss of $8.5 million for the three months ended March 31, 2003. As a percent of net sales, operating income for the first quarter of 2004 was 6.3% compared to an operating loss of 2.0% for the first quarter of 2003. The increase in operating income in the first quarter 2004 compared to first quarter 2003 is primarily due to increased shipping volumes, higher selling prices and better operating performance at the Whitby, Perth Amboy and Sayreville mills.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $9.5 million for the three months ended March 31, 2004 compared to $3.7 million for the three months ended March 31, 2003. The increase in joint venture earnings in the first quarter 2004 compared to first quarter 2003 is primarily due to increased shipping volumes and higher selling prices at Gallatin Steel.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, were $18.0 million for the three months ended March 31, 2004 compared to $10.1 million for the three months ended March 31, 2003. The increase in expense for the three months ended March 31, 2004 reflects the interest expense and deferred financing costs associated with the refinancing completed in June 2003 and the effect of mark to market on interest rate swaps.

Income taxes: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the three months ended March 31, 2004 and 2003 and provide a blended provision of approximately 37%. Income tax credits decreased income tax expense approximately $3.0 million in the three months ended March 31, 2004 and increased income tax benefit approximately $2.6 million in the three months ended March 31, 2003.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

The mills segment consists of seven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. Mills segment sales increased to $662.5 million for three months ended March 31, 2004 from $424.3 million for the three months ended March 31, 2003. Mills segment sales include sales to the downstream segment of $129.1 million and $70.1 million for the three months ended March 31, 2004 and 2003, respectively. Mills segment operating income for three months ended March 31, 2004 was $45.1 million compared to $1.8 million for the three months ended March 31, 2003, an increase of $43.3 million. The increase in operating income in the first quarter of 2004 is primarily the result of higher selling prices, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

The downstream segment consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, wire mesh and collated nails. Downstream segment sales increased to $85.5 million for the three months ended March 31, 2004 from $62.4 million for the three months ended March 31, 2003. Downstream segment operating income for the three months ended March 31, 2004 was $3.3 million compared to $4.3 million for the three months ended March 31, 2003, a decrease of $1.0 million. The decline in profit is primarily due to the higher raw material costs as steel is purchased from the mills segment at arms-length, market prices. Rebar fabrication, the largest component of the downstream segment, has a large sales backlog and, although it prices current rebar fabrication jobs based on current steel prices, it is not able to immediately pass steel price increases through on shipments against their backlog thereby incurring higher cost of sales on sales from the jobs backlog.

See "Note 11" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three months ended March 31, 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP for the three months ended March 31, 2004 and 2003, net income (loss) was $22.2 million and $(5.9 million), an increase of $700 thousand and $400 thousand as compared to U.S. GAAP, respectively. The material differences between Canadian GAAP and U.S. GAAP are described in Note 13 to our unaudited interim consolidated financial statements for the three months ended March 31, 2003 and 2004. The following is a summary of these differences:

      - Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, we proportionately consolidate our joint ventures. This means that we record 50% of each line item, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means among other differences, that we do not report depreciation expense associated with our joint ventures under U.S. GAAP.

      - As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, we allocated the negative goodwill only against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment. As a result we have higher depreciation expense under U.S. GAAP.

      - We do not report comprehensive income under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

      - U.S. GAAP, we recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. We are not required to recognize an additional minimum liability under Canadian GAAP.

      - We record sales net of freight costs for delivery under Canadian GAAP. U.S. GAAP requires that freight costs be included in cost of sales. Under Canadian GAAP our sales and cost of sales would each decrease by $29.8 million and $24.7 million for the three months ended March 31, 2004 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash used by operations for the three months ended March 31, 2004 was $15.6 million compared to net cash used by operations of $8.1 million for the three months ended March 31, 2003. For the first quarter of 2004, accounts receivable increased by $89.3 million as a result of increased sales volumes and higher selling prices. Inventories increased in the first quarter of 2004 by $36.4 million as a result of higher cost inventories of scrap, billets and finished products caused by the dramatic increase in scrap costs. Also as a result of the increase cost of scrap, accounts payable increased by $73.7 million in the first quarter of 2004 compared to the first quarter of 2003.

The Company believes it has sufficient sources of liquidity to meet its working capital requirements. (See Credit facilities and indebtedness.) On April 16, 2004, the Company issued 26.8 million common shares to its majority shareholder, Gerdau S.A. for total proceeds of Cdn $131.3 million. The proceeds will be used for general corporate purposes, which may include capital expenditures, working capital, or repayment of debt.

Investing activities: Net cash used in investing activities was $22.3 million in the three months ended March 31, 2004 compared to $9.9 million in the three months ended March 31, 2003. For the three months ended March 31, 2004, capital expenditures totalled $11.2 million. Also, in March 2004, the Company acquired the operating assets of Potter Form & Tie Co, a rebar fabricator in the Midwest United States for $11.1 million in cash. The Company received a $1.8 million cash dividend from its joint venture investment in the first quarter of 2004.

Financing activities: Net cash provided by financing activities was $44.4 million in the three months ended March 31, 2004 compared to of $24.5 million in the three months ended March 31, 2003. Revolving credit borrowings increased in the first quarter 2004 by $19.2 million primarily to support increasing working capital needs. Also, in the first quarter 2004, the Company obtained a short term $25.0 million loan from a Brazilian bank that was guaranteed by Gerdau S.A.

OUTSTANDING SHARES

As of the date of this management's discussion and analysis, the Company had outstanding 224,996,559 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At March 31, 2004, there was $150.7 million outstanding and $147.6 million available under the Senior Secured Credit Facility compared to $135.0 million outstanding and $130.3 available at December 31, 2003.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. Term Loan: At March 31, 2004, AmeriSteel Bright Bar, Inc. had a $3.0 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $27.4 million of industrial revenue bonds outstanding as of March 31, 2004. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June, 2003, $35.0 million of the notes were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.) In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $1.2 million of capital leases as of March 31, 2004.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $11.2 million on capital projects in the three months ended March 31, 2004 compared to $9.9 million in the same period in 2003. The Company expects to spend an aggregate of approximately $70.0 million on capital projects in 2004 which includes approximately $28.0 million in carryover projects from fiscal 2003. Major capital projects in 2004 include caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of March 31, 2004.

Contractual Obligations (US $000s)                      Less than
                                             Total      one Year   1 - 3 Years   4 - 5 Years   After 5 Years
                                           --------     ---------  -----------   -----------   -------------
  Long-term debt (1)                       $607,342     $ 28,318     $ 1,445      $151,846       $425,733
  Operating leases (2)                       74,481       11,385      17,048        11,670         34,378
  Capital expenditures (3)                   31,641       28,477       3,164            --             --
  Unconditional purchase obligations (4)     37,150       37,150          --            --             --
  Pension funding obligations (5)            20,152       20,152          --            --             --
                                           --------     --------     -------      --------       --------
    Total contractual obligations          $770,766     $125,482     $21,657      $163,516       $460,111
                                           ========     ========     =======      ========       ========

      (1) Total amounts are included in the March 31, 2004 consolidated balance sheet. See Note 8, Long-term Debt, to the consolidated financial statements.

      (2) Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2004.

      (3)   Purchase obligations for capital expenditure projects in progress.

      (4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

      (5) Pension funding obligations are included only for 2004 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principals that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances. In any given reporting period, the actual results of the Company may differ from the estimates and assumptions used.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has discussed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

      - The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

      - The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

      - The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

      - The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

OTHER MATTERS

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (FIN 46). In December 2003, the FASB issued a revised version of FIN 46. Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons (also known as "special purpose entities") that require consolidation with the Company and believes it is in compliance with FIN 46R. The consolidated financial statements include the accounts of Gerdau Ameristeel and its subsidiaries. Intercompany items and transactions are eliminated in consolidation.

RISKS AND UNCERTAINTIES

Gerdau Ameristeel is highly leveraged. The high degree of leverage could have important consequences, including the following:

      - it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

      - a substantial portion of the Company's cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

      - certain of the Company's borrowings, including borrowings under the Senior Secured Credit Facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

      - it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

      - the Company may be vulnerable in a downturn in general economic conditions; and

      - the Company may be unable to make capital spending that is important to its growth and strategies.

DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Due to foreign economic policies and excess global steel capacity, steel bar products are imported into the United States, sometimes at prices below their production and export costs. Therefore, it is possible that unfairly priced imports could enter into the North American markets in the future resulting in price depression which would adversely affect the Company's ability to compete and maintain sufficient sales levels and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE WILL CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is highly cyclical in nature and is affected significantly by economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, transportation, machinery and equipment industries, which are significant markets for the Company's products. Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. These markets are also cyclical in nature affecting the demand for the Company's finished products.

Economic events or conditions such as an economic downturn, an increase in steel imports, an increase in steel production resulting in over-supply of steel products in our markets, an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies or other events that the Company cannot predict, can have an adverse affect on the steel industry in general and on the Company's financial condition and results of operations.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. The increasing rate of worldwide steel scrap consumption, especially in China, has placed unprecedented upward pressure on the price of steel scrap. Scrap material prices are currently at a ten year high. The availability of scrap and prices for scrap are subject to market forces largely beyond the Company's control. If scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 25% of the Company's employees are represented by the United Steelworkers of America under four collective bargaining agreements. The agreements have different expiration dates beginning in 2005. The Company may be unable to successfully negotiate new collective bargaining agreements without labor disruption. Labor organizing activities could occur at the Company's other facilities or at other companies which the Company is dependent on for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

On March 25, 2004, the Company reached an agreement with United Steelworkers members at the Company's Whitby, Ontario steel mill extending the labor contract at the Whitby mill through February 28, 2007.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust is subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

INFLATION MAY AFFECT THE COMPANY'S PROFITABILITY.

The Company's primary costs include steel scrap, energy and labor, all of which can be affected by inflationary conditions. The Company's ability to increase selling prices due to inflationary increases generally depends on market and economic conditions in the North American steel industry, including the level of construction activity.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the Senior Secured Credit Facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Also, the Company has, from time to time, entered into interest rate swaps to reduce interest rate risk and interest expense. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans which are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

OUTLOOK

Following four years of difficult steel industry conditions, the March quarterly results provide an uplifting and welcome boost to stakeholder morale. This dramatic swing in earnings performance is a clear reminder of the cyclical and unpredictable nature of our business. Notable improvements in employee productivity can be credited as a contributing factor, but the magnitude and sudden surge of this earnings turnaround is primarily attributable to favorable changes in market conditions.

Throughout 2003, the industry experienced rampant raw material cost escalation and pursued progressive steel price relief to restore reasonable margins. The successful industry struggle to regain steel margins and the opportune timing of the CoSteel merger in 2003 were instrumental to the surge in financial results for this March quarter.

For outlook projections, the key unknown is the sustainability of this positive industry trend in an uncertain political, economic and globally competitive environment. In the absence of any significant steel import pressure, the stability of the domestic market should favor an extended continuation of the current earnings environment.

Gerdau Ameristeel's manufacturing facilities have significantly increased steel production, and overall steel capacity utilization is running at an optimum level. Despite strong levels of domestic steel production, the overall market continues to experience availability constraints due to exceptionally high seasonal demand and reduced levels of alternative import sources. For Gerdau Ameristeel, production schedules and avoidable disruptions from the installation of new equipment are being closely monitored to accommodate customer demands. Our immediate internal focus is to capture the strength of this favorable earnings cycle.


/s/ Jorge Gerdau Johannpeter                        /s/ Phillip E. Casey

Jorge Gerdau Johannpeter,                           Phillip E. Casey
Chairman of the Board                               President and CEO
April 26, 2004

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)                                               MARCH 31,       DECEMBER 31,
                                                            2004             2003
                                                         -----------      ------------
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                          $    16,288      $     9,950
      Accounts receivable, net                               295,113          205,226
      Inventories (note 5)                                   391,503          352,842
      Deferred tax assets                                     13,269           13,269
      Other current assets                                    18,441           20,701
                                                         -----------      -----------
TOTAL CURRENT ASSETS                                         734,614          601,988

INVESTMENTS (note 7)                                         139,467          132,314
PROPERTY, PLANT AND EQUIPMENT (note 6)                       789,503          795,063
GOODWILL                                                     117,915          116,564
DEFERRED FINANCING COSTS                                      15,933           16,063
DEFERRED TAX ASSETS                                           10,575           15,045
OTHER ASSETS                                                       3               72
                                                         -----------      -----------
TOTAL ASSETS                                             $ 1,808,010      $ 1,677,109
                                                         ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                     $   289,270      $   208,664
    Accrued salaries, wages and employee benefits             29,168           29,732
    Accrued interest                                          12,727           23,730
    Other current liabilities                                 30,414           34,357
    Bank indebtedness (note 8)                                 2,082            1,524
    Current portion of long-term borrowings (note 8)          26,236            1,250
                                                         -----------      -----------
TOTAL CURRENT LIABILITIES                                    389,897          299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 8)          579,024          562,703

CONVERTIBLE DEBENTURES                                        74,958           78,302

ACCRUED BENEFIT OBLIGATIONS (note 9)                          94,643           92,996

OTHER LIABILITIES                                             47,369           45,172

DEFERRED TAX LIABILITIES                                      65,996           65,072
                                                         -----------      -----------
TOTAL LIABILITIES                                          1,251,887        1,143,502
                                                         -----------      -----------
SHAREHOLDERS' EQUITY
  Capital stock (note 10)                                    547,796          547,601
  Accumulated deficit                                         (4,311)         (25,816)
  Accumulated other comprehensive income                      12,638           11,822
                                                         -----------      -----------
TOTAL SHAREHOLDERS' EQUITY                                   556,123          533,607
                                                         -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 1,808,010      $ 1,677,109
                                                         ===========      ===========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)                                                THREE MONTHS ENDED
                                                         MARCH 31,      MARCH 31,
                                                           2004           2003
                                                         ---------      ---------
NET SALES                                                $ 618,953      $ 416,563

OPERATING EXPENSES
  Cost of sales                                            541,257        391,699
  Selling and administrative                                21,040         17,031
  Depreciation                                              18,914         18,125
  Other operating income                                      (961)        (1,781)
                                                         ---------      ---------
                                                           580,250        425,074
                                                         ---------      ---------

INCOME (LOSS) FROM OPERATIONS                               38,703         (8,511)

EARNINGS (LOSS)  IN JOINT VENTURES                           9,511          3,686
                                                         ---------      ---------
INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES        48,214         (4,825)

OTHER EXPENSES

  Interest, net                                             18,020         10,083
  Foreign exchange loss                                        257           (833)
  Amortization of deferred financing costs                     622            374
                                                         ---------      ---------
                                                            18,899          9,624
                                                         ---------      ---------

INCOME (LOSS) BEFORE INCOME TAXES                           29,315        (14,449)

INCOME TAX EXPENSE (RECOVERY)                                7,810         (7,921)
                                                         ---------      ---------

INCOME (LOSS) BEFORE MINORITY INTEREST                      21,505         (6,528)


MINORITY INTEREST                                               --            217
                                                         ---------      ---------

NET INCOME (LOSS)                                        $  21,505      $  (6,311)
                                                         =========      =========

EARNINGS (LOSS) PER COMMON SHARE - BASIC                 $    0.11      $   (0.03)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED               $    0.11      $   (0.03)

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)
(Unaudited)

                                                                                                ACCUMULATED
                                                                                                   OTHER
                                                               INVESTED       ACCUMULATED      COMPREHENSIVE
                                               SHARES          CAPITAL          DEFICIT        INCOME (LOSS)         TOTAL
                                               ------          -------          -------        -------------         -----
BALANCE -
    DECEMBER 31, 2002                       184,892,360      $   513,400      $      (107)      $   (20,094)      $   493,199
                                            -----------      -----------      -----------       -----------       -----------
    Net (loss)                                       --               --           (6,311)               --            (6,311)
    Unrealized loss on cash flow hedge               --               --               --               (39)              (39)
    Foreign exchange                                 --               --               --            15,436            15,436
    Acquisition of Minority Interest         13,198,501           34,201               --                --            34,201
                                            -----------      -----------      -----------       -----------       -----------
BALANCE                                              --
    MARCH 31, 2003                          198,090,861      $   547,601      $    (6,418)      $    (4,697)      $   536,486
                                            -----------      -----------      -----------       -----------       -----------
BALANCE -
    DECEMBER 31, 2003                       198,090,861      $   547,601      $   (25,816)      $    11,822       $   533,607
                                            -----------      -----------      -----------       -----------       -----------
       Net income                                    --               --           21,505                --            21,505
       Foreign exchange                              --               --               --               816               816
       Employee stock options                   105,698              195               --                --               195
                                            -----------      -----------      -----------       -----------       -----------
BALANCE -
    MARCH 31, 2004                          198,196,559      $   547,796      $    (4,311)      $    12,638       $   556,123
                                            -----------      -----------      -----------       -----------       -----------




See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                                    THREE MONTHS ENDED
                                                                                 MARCH 31,      MARCH 31,
                                                                                   2004           2003
                                                                                 --------       --------
OPERATING ACTIVITIES
Net income (loss)                                                                $ 21,505       $ (6,311)
Adjustment to reconcile net income (loss) to net cash
    (used in) operating activities:
       Depreciation                                                                18,914         18,125
       Amortization                                                                   622            374
       Deferred income taxes                                                        4,141         (6,866)
       Loss on disposition of property, plant and equipment                            --             97
       (Income) from joint ventures                                                (9,511)        (3,686)
       Foreign exchange on related party loans                                         --          3,374
       Distributions from Joint Ventures                                            1,799          1,798
Changes in operating assets and liabilities, net of acquisitions:
       Accounts receivable                                                        (89,285)       (65,179)
       Inventories                                                                (36,366)        13,349
       Other assets                                                                (1,052)        (4,791)
       Liabilities                                                                 73,658         41,592
                                                                                 --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                             (15,575)        (8,124)
                                                                                 --------       --------
INVESTING ACTIVITIES
       Additions to property, plant and equipment                                 (11,212)        (9,924)
       Acquisitions                                                               (11,127)            --
       Proceeds from dispositions of property, plant & equipment                       --             72
                                                                                 --------       --------
NET CASH USED IN INVESTING ACTIVITIES                                             (22,339)        (9,852)
                                                                                 --------       --------
FINANCING ACTIVITIES
       Proceeds from issuance of new debt                                          25,000             --
       Revolving credit borrowings (payments)                                      19,203         (5,250)
       Increase in related party loans payable                                         --         30,000
       Additions to deferred financing costs                                           --            (41)
       Changes in minority interest                                                    --           (218)
       Proceeds from issuance of stock options and employee stock purchases           195             --
                                                                                                --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          44,398         24,491
                                                                                 --------       --------
Effect of exchange rate changes on cash and cash equivalents                         (146)          (359)
                                                                                 --------       --------
INCREASE IN CASH AND CASH EQUIVALENTS                                               6,338          6,156
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                    9,950         12,542
                                                                                 --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       $ 16,288       $ 18,698
                                                                                 ========       ========




See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report and Note 13 which describes the significant differences between Canadian and U.S. GAAP. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.


NOTE 2 -- RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be proportionately consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore the adoption of FIN 46 had no impact on the Company for the three months ended March 31, 2004.

NOTE 3 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net income (loss) and earnings (loss) per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002 and excludes options issued prior to January 1, 2002. The following assumptions were used:

                    Expected dividend yield                     0%
                    Expected share price volatility            55%
                    Risk-free rate of return                    4%
                    Expected period until exercise           5 years

                     (Amounts in $000 except per share data)

                                                       FOR THE THREE MONTHS ENDED
                                                        MARCH 31,       MARCH 31,
                                                          2004            2003
                                                       ----------      ----------
          Net income (loss), as reported               $   21,505      $   (6,311)
          Pro forma stock-based compensation cost              69             124
                                                       ----------      ----------
          Pro forma, net income                        $   21,436      $   (6,435)
                                                       ==========      ==========
          Earnings (loss) per share
              Basic, as reported                       $     0.11      $    (0.03)
              Basic, pro forma                         $     0.11      $    (0.03)
              Diluted, as reported                     $     0.11      $    (0.03)
              Diluted, pro forma                       $     0.11      $    (0.03)


NOTE 4 -- ACQUISITIONS

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. The transaction was accounted for as a business combination.


NOTE 5 -- INVENTORIES

Inventories consist of the following ($000s):

                                                          AT MARCH 31,  AT DECEMBER 31,
                                                              2004           2003
                                                            --------       --------
Ferrous and non-ferrous scrap                               $ 75,076       $ 64,173
Work in-process                                               48,654         31,764
Finished goods                                               156,650        151,014
Raw materials (excluding scrap) and operating supplies       111,123        105,891
                                                            --------       --------
                                                            $391,503       $352,842
                                                            ========       ========

NOTE 6 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                AT MARCH 31, 2004

                                                                   ACCUMULATED           NET
                                                     COST          DEPRECIATION       BOOK VALUE
                                                     ----          ------------       ----------
Land and improvements                            $    64,142       $    (3,785)      $    60,357
Buildings and improvements                           137,905           (25,304)          112,601
Machinery and equipment                              875,078          (307,158)          567,920
Construction in progress                              35,132                --            35,132
Property, plant and equipment held for sale           13,493                --            13,493
                                                 -----------       -----------       -----------
                                                 $ 1,125,750       $  (336,247)      $   789,503
                                                 ===========       ===========       ===========



                                                              AT DECEMBER 31, 2003

                                                                   ACCUMULATED           NET
                                                     COST          DEPRECIATION       BOOK VALUE
                                                     ----          ------------       ----------
Land and improvements                            $    63,175       $    (2,680)      $    60,495
Buildings and improvements                           128,243           (20,327)          107,916
Machinery and equipment                              869,484          (292,783)          576,701
Construction in progress                              36,375                --            36,375
Property, plant and equipment held for sale           13,576                --            13,576
                                                 -----------       -----------       -----------
                                                 $ 1,110,853       $  (315,790)      $   795,063
                                                 ===========       ===========       ===========


NOTE 7 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                       MARCH 31,      DECEMBER 31,
                                                         2004             2003
                                                       --------         --------
BALANCE SHEET
Current assets                                         $ 99,904         $ 53,137
Property, plant and equipment, net                      100,088          101,440
Current liabilities                                      25,370           23,224
Long-term debt                                            3,390            4,259

                                                     THREE MONTHS ENDED MARCH 31,
                                                        2004               2003
                                                      -------            -------
STATEMENT OF EARNINGS
Sales                                                 $78,672            $52,493
Operating income                                       10,267              4,017
Income before income taxes                             10,215              3,925
Net Income                                              9,511              3,686

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 8 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2004, there was $150.7 million outstanding, at interest rates between 3.93% and 5.50%, and, based upon available collateral under the terms of the agreement, approximately $147.6 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):

                                                                  MARCH 31, 2004  DECEMBER 31, 2003
                                                                  --------------  -----------------
Senior Notes, 10 3/8% due 2011, net of original issue discount      $ 397,445         $ 397,271
Senior Secured Credit Facility                                        150,699           135,027
Short term debt                                                        25,000                --
Industrial Revenue Bonds                                               27,400            27,400
AmeriSteel Bright Bar Term Loan                                         3,023             3,172
Other                                                                   3,775             2,607
                                                                    ---------         ---------
                                                                      607,342           565,477
Less current portion                                                  (28,318)           (2,774)
                                                                    ---------         ---------
                                                                    $ 579,024         $ 562,703
                                                                    =========         =========



NOTE 9 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                  PENSION BENEFITS                OTHER BENEFIT PLANS
                                                  ----------------                -------------------
                                                 THREE MONTHS ENDED                THREE MONTHS ENDED
                                          MARCH 31, 2004   MARCH 31, 2003   MARCH 31, 2004   MARCH 31, 2003
                                          --------------   --------------   --------------   --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 2,454          $ 2,007          $   232          $   220
Interest cost                                  5,593            5,208              546              562
Expected return on plan assets                (5,239)          (4,626)              --               --
Amortization of transition obligation             43               41               --               --
Amortization of prior service cost                72              115              (53)              --
Recognized actuarial gain                        582              239                7               --
Settlement loss                                   --               35               --               --
                                             -------          -------          -------          -------
Net periodic benefit cost                    $ 3,505          $ 3,019          $   732          $   782
                                             =======          =======          =======          =======

NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:

                                       Authorized         Issued      Invested Capital
                                         Number           Number       (in thousands)
                                         ------           ------       --------------
March 31, 2004
    Common                             Unlimited        198,196,559       $ 547,796
December 31, 2003
    Common                             Unlimited        198,090,861       $ 547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                         THREE MONTHS ENDED

                                                 MARCH 31, 2004        MARCH 31, 2003
                                                 --------------        --------------
Basic earnings (loss) per share:
    Basic net earnings (loss)                    $      21,505         $      (6,311)
    Average shares outstanding                     198,152,456           185,318,118
    Basic net earnings (loss) per share          $        0.11         $       (0.03)
                                                 =============         =============
Diluted earnings (loss) per share:
    Diluted net earnings                         $      21,505         $      (6,311)
    Diluted average shares outstanding:
        Average shares outstanding                 198,152,456           185,318,118
        Dilutive effect of stock options             1,129,069                    --
                                                 -------------         -------------
                                                   199,281,525           185,318,118
Diluted net earnings (loss) per share            $        0.11         $       (0.03)
                                                 =============         =============


At March 31, 2004, options to purchase 881,200 (1,367,400 at March 31, 2003)
common shares were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.


NOTE 11 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three months ended March 31 are presented below ($000s):

                                                      THREE MONTHS ENDED
                                             MARCH 31, 2004        MARCH 31, 2003
                                             --------------        --------------
Revenue from external customers:
    Steel mills                               $   533,479           $   354,187
    Downstream products                            85,474                62,376
                                              -----------           -----------
       Total                                  $   618,953           $   416,563
                                              ===========           ===========
Inter-company sales:
    Steel mills                               $   129,054           $    70,072
    Downstream products                                                      --
    Corp/eliminations/other                      (129,054)              (70,072)
                                              -----------           -----------
       Total                                  $        --           $        --
                                              ===========           ===========
Total sales:
    Steel mills                               $   662,533           $   424,259
    Downstream products                            85,474                62,376
    Corp/eliminations/other                      (129,054)              (70,072)
                                              -----------           -----------
       Total                                  $   618,953           $   416,563
                                              ===========           ===========
Net income (loss):
    Steel mills                               $    45,104           $     1,806
    Downstream products                             3,303                 4,343
    Corp/eliminations/other                       (26,902)              (12,460)
                                              -----------           -----------
       Total                                  $    21,505           $    (6,311)
                                              ===========           ===========
Segment assets:
    Steel mills                               $ 1,449,029           $ 1,352,881
    Downstream products                           156,160               123,395
    Corp/eliminations/other                       202,821               177,135
                                              -----------           -----------
       Total                                  $ 1,808,010           $ 1,653,411
                                              ===========           ===========


NOTE 12 -- SUBSEQUENT EVENT

In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. The price of each share was Cdn $4.90, the closing price of the Company's shares on the Toronto Stock Exchange on March 31, 2004. Subsequent to this transaction, Gerdau S.A. held 72.34% of the Company's shares.


NOTE 13 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following table reconciles the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

            THREE MONTHS ENDED MARCH 31,                     2004         2003
            ----------------------------                     ----         ----
NET (LOSS) INCOME -- US GAAP ........................      $21,505      $(6,311)
Adjustment to purchase price allocation relating to
    differences under Canadian GAAP(a) ..............          678          380
NET (LOSS) INCOME -- CANADIAN GAAP ..................      $22,183      $(5,931)
                                                           =======      =======

Net (loss) earnings per share -- Canadian GAAP
    Basic ...........................................      $  0.11      $ (0.03)
    Diluted .........................................      $  0.11      $ (0.03)
                                                           =======      =======

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

      Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 7 for summarized financial information in respect of the Company's joint ventures.

      Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) Comprehensive Income

      United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income,

(c) Derivative Instruments

      The Company adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting. For the three months ended March 31, 2003, the net loss was increased by $84 thousand and retained earnings was decreased $3,505 thousand as of December 31, 2002 as a result of the change in accounting policy.

(d) Accumulated unfunded pension liability

      Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e) Change in Accounting Policies - Convertible Debentures

      Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between US and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                      CANADIAN GAAP               UNITED STATES GAAP
                                                      -------------               ------------------
MARCH 31,                                          2004           2003           2004           2003
---------                                          ----           ----           ----           ----
                                                     $              $              $              $
ASSETS
    Current assets ........................       797,713        624,512        734,614        577,714
    Property, plant & equipment ...........       911,827        908,015        789,503        774,839
    Goodwill ..............................       117,915        116,564        117,915        116,564
    Other assets ..........................        26,511          4,320        165,978        121,526
LIABILITIES
    Current liabilities (excl indebtedness)       386,463        284,196        361,579        263,706
    Current portion of long-term debt .....        28,499        365,819         28,318        362,251
    Long-term debt ........................       674,530        267,218        653,982        241,255
    Other long-term liabilities ...........       123,370        115,368        142,012        135,996
    Deferred income taxes .................        69,754         66,645         65,996         50,956
SHAREHOLDERS' EQUITY
    Invested capital ......................       547,796        547,601        547,796        547,601
    Retained earnings (deficit) ...........          (583)        (8,107)        (4,311)        (6,418)
    Cumulative translation adjustment .....        24,137         14,671             --             --
    Other comprehensive income (b) ........            --             --         12,638         (4,697)
    Total Shareholders' Equity ............       571,350        554,165        556,123        536,486

Changes in shareholders' equity under Canadian GAAP were as follows:

THREE MONTHS ENDED MARCH 31,                             2004            2003
----------------------------                             ----            ----
                                                           $               $
Shareholders' equity at beginning of year .....         548,156         510,459
Net (loss) earnings ...........................          22,183          (5,931)
Employee stock options ........................             195              --
Minority interest exchange ....................              --          34,201
Foreign currency translation adjustment .......             816          15,436
                                                       --------        --------
Shareholders' equity at end of period .........         571,350         554,165
                                                       ========        ========

The difference in consolidated shareholders' equity may be reconciled as follows:

THREE MONTHS ENDED MARCH 31,                                   2004        2003
----------------------------                                   ----        ----
                                                                $            $
Shareholders' equity based on US GAAP .................      556,123      536,486
Adjust purchase price .................................        3,728          823
Accumulated unfunded pension (d) ......................       11,499       16,856
                                                             -------      -------
Cumulative increase in net earnings under Canadian GAAP       15,227       17,679
                                                             -------      -------
Shareholders' equity based on Canadian GAAP ...........      571,350      554,165
                                                             =======      =======

There are no significant differences with respect to the consolidated statement of cash flows between US GAAP and Canadian GAAP.

In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under US GAAP. Prior year results have been presented under US GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in US GAAP. Differences between Canadian GAAP and US GAAP are described above.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)


                                                             DECEMBER 31, 2003
                                                      CANADIAN GAAP
                                                        (RESTATED)         US GAAP
                                                        ----------         -------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                          $    10,459       $     9,950
    Accounts receivable, net                               233,331           205,226
    Inventories                                            376,458           352,842
    Deferred tax assets                                     13,269            13,269
    Other current assets                                    21,608            20,701
                                                       -----------       -----------
TOTAL CURRENT ASSETS                                       655,125           601,988

INVESTMENTS                                                     --           132,314
PROPERTY, PLANT AND EQUIPMENT                              919,207           795,063
GOODWILL                                                   116,564           116,564
DEFERRED FINANCING COSTS                                    16,063            16,063
DEFERRED TAX ASSETS                                         15,045            15,045
OTHER ASSETS                                                   204                72
                                                       -----------       -----------
TOTAL ASSETS                                           $ 1,722,208       $ 1,677,109
                                                       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                   $   231,352       $   208,664
    Accrued salaries, wages and employee benefits           29,732            29,732
    Accrued interest                                        23,730            23,730
    Other current liabilities                               34,357            34,357
    Bank indebtedness                                        2,055             1,524
    Current portion of long-term borrowings                  1,250             1,250
                                                       -----------       -----------
TOTAL CURRENT LIABILITIES                                  322,476           299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION                 566,963           562,703

CONVERTIBLE DEBENTURES                                      96,719            78,302

ACCRUED BENEFIT OBLIGATIONS                                 74,354            92,996

OTHER LIABILITIES                                           49,185            45,172

DEFERRED TAX LIABILITIES                                    64,355            65,072
                                                       -----------       -----------

TOTAL LIABILITIES                                        1,174,052         1,143,502
                                                       -----------       -----------
SHAREHOLDERS' EQUITY
    Capital stock                                          547,601           547,601
    Accumulated deficit                                    (22,766)          (25,816)
    Accumulated other comprehensive income                      --            11,822
    Cumulative translation adjustment                       23,321                --
                                                       -----------       -----------
TOTAL SHAREHOLDERS' EQUITY                                 548,156           533,607
                                                       -----------       -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 1,722,208       $ 1,677,109
                                                       ===========       ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                              THREE MONTHS ENDED
                                                                MARCH 31, 2003
                                                           CANADIAN
                                                             GAAP
                                                          (RESTATED)       US GAAP
                                                          ----------       -------
NET SALES                                                 $ 444,378       $ 416,563

OPERATING EXPENSES
    Cost of sales                                           411,851         391,699
    Selling and administrative                               18,420          17,031
    Depreciation                                             19,742          18,125
    Other operating income                                   (1,781)         (1,781)
                                                          ---------       ---------
                                                            448,232         425,074
                                                          ---------       ---------

INCOME (LOSS) FROM OPERATIONS                                (3,854)         (8,511)

EARNINGS (LOSS) IN JOINT VENTURES                                --           3,686
                                                          ---------       ---------
INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES         (3,854)         (4,825)

OTHER EXPENSES
    Interest, net                                             9,012          10,083
    Foreign exchange loss                                      (833)           (833)
    Amortization of deferred financing costs                    374             374
                                                          ---------       ---------
                                                              8,553           9,624
                                                          ---------       ---------

INCOME (LOSS) BEFORE INCOME TAXES                           (12,407)        (14,449)

INCOME TAX EXPENSE (RECOVERY)                                (6,259)         (7,921)
                                                          ---------       ---------

INCOME (LOSS) BEFORE MINORITY INTEREST                       (6,148)         (6,528)


MINORITY INTEREST                                               217             217
                                                          ---------       ---------

NET INCOME (LOSS)                                         $  (5,931)      $  (6,311)
                                                          =========       =========

EARNINGS (LOSS) PER COMMON SHARE - BASIC                  $   (0.03)      $   (0.03)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                $   (0.03)      $   (0.03)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                          THREE MONTHS ENDED
                                                                            MARCH 31, 2003
                                                                       CANADIAN
                                                                          GAAP
                                                                       (RESTATED)      US GAAP
                                                                       ----------      -------
OPERATING ACTIVITIES
Net income (loss)                                                      $ (5,931)      $ (6,311)
Adjustment to reconcile net income (loss) to net cash
    (used in) operating activities:
       Depreciation                                                      19,742         18,125
       Amortization                                                         374            374
       Deferred income taxes                                             (6,197)        (6,866)
       Loss on disposition of property, plant and equipment                  97             97
       (Income) from joint ventures                                          --         (3,686)
       Foreign exchange on related party loans                            3,374          3,374
       Distributions from Joint Ventures                                     --          1,798

Changes in operating assets and liabilities, net of acquisitions:
       Accounts receivable                                              (66,438)       (65,179)
       Inventories                                                       11,085         13,349
       Other assets                                                      (4,349)        (4,791)
       Liabilities                                                       41,480         41,592
                                                                       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                    (6,763)        (8,124)
                                                                       --------       --------

INVESTING ACTIVITIES
       Additions to property, plant and equipment                       (11,068)        (9,924)
       Proceeds from dispositions of property, plant & equipment             72             72
                                                                       --------       --------
NET CASH USED IN INVESTING ACTIVITIES                                   (10,996)        (9,852)
                                                                       --------       --------

FINANCING ACTIVITIES
       Revolving credit borrowings (payments)                            (7,352)        (5,250)
       Increase in related party loans payable                           30,000         30,000
       Additions to deferred financing costs                                (41)           (41)
       Changes in minority interest                                        (218)          (218)
                                                                       --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                22,389         24,491
                                                                       --------       --------

Effect of exchange rate changes on cash and cash equivalents               (359)          (359)
                                                                       --------       --------

INCREASE IN CASH AND CASH EQUIVALENTS                                     4,271          6,156

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         16,361         12,542
                                                                       --------       --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $ 20,632       $ 18,698
                                                                       ========       ========




NOTE 14 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2004 and December 31, 2003 and for the three months ended March 31, 2004 and March 31, 2003 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
MARCH 31, 2004
(US$ IN THOUSANDS)

                                                              GERDAU
                                                            AMERISTEEL                     NON-
ASSETS                                          GUSAP      CORPORATION    GUARANTORS    GUARANTORS   ELIMINATIONS  CONSOLIDATED
                                                -----      -----------    ----------    ----------   ------------  ------------
CURRENT ASSETS
    Cash and cash equivalents                $        --   $       974   $    14,269   $     1,045   $        --   $    16,288
    Accounts receivable, net                          --        74,007       218,820         2,286            --       295,113
    Inventories                                       --        83,294       306,913         1,296            --       391,503
    Deferred tax assets                               --            --        13,269            --            --        13,269
    Other current assets                              --         3,725        14,660            56            --        18,441
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT ASSETS                                  --       162,000       567,931         4,683            --       734,614
INVESTMENT IN SUBSIDIARIES                       445,946       677,732       196,700            --    (1,180,911)      139,467
PROPERTY, PLANT AND EQUIPMENT                         --       170,257       615,926         3,320            --       789,503
GOODWILL                                              --            --       113,228         4,687            --       117,915
DEFERRED FINANCING COSTS                          10,613           143         5,139            38            --        15,933
DEFERRED TAX ASSETS                                   --        33,959       (22,142)       (1,242)           --        10,575
OTHER ASSETS                                          --            64           (61)           --            --             3
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS                                 $   456,559   $ 1,044,155   $ 1,476,721   $    11,486   $(1,180,911)  $ 1,808,010
                                             ===========   ===========   ===========   ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                         $        --   $    71,837   $   216,411   $     1,022   $        --   $   289,270
    Intercompany                                   4,692         7,601        17,251            --       (29,544)           --
    Accrued salaries, wages and employee
    benefits                                          --         4,942        24,225             1            --        29,168
    Accrued Interest                               8,753         2,993           981            --            --        12,727
    Other current liabilities                       (702)        5,482        24,753           881            --        30,414
    Bank indebtedness                                 --            --         2,082            --            --         2,082
    Current portion of long-term borrowings           --            --        25,785           451            --        26,236
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT LIABILITIES                         12,743        92,855       311,488         2,355       (29,544)      389,897
LONG-TERM BORROWINGS                             397,445        95,189        83,814         2,576            --       579,024
CONVERTIBLE DEBENTURE                                 --        74,958            --            --            --        74,958
RELATED PARTY BORROWINGS                              --        10,748        72,893      (113,545)       29,904            --
ACCRUED BENEFIT OBLIGATION                            --        53,933        40,710            --            --        94,643
OTHER LIABILITIES                                     --            53        47,316            --            --        47,369
DEFERRED TAX LIABILITIES                              --            --        65,996            --            --        65,996
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES                            $   410,188   $   327,736   $   622,217   $  (108,614)  $       360   $ 1,251,887
SHAREHOLDERS' EQUITY
    Capital Stock                                 61,109       728,057       955,126        37,051    (1,233,547)      547,796
    Retained earnings (accumulated deficit)       (5,107)       33,784      (143,809)      113,665        (2,844)       (4,311)
    Accumulated other comprehensive income        (9,631)      (45,422)       43,187       (30,616)       55,120        12,638
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                        46,371       716,419       854,504       120,100    (1,181,271)      556,123
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                       $   456,559   $ 1,044,155   $ 1,476,721   $    11,486   $(1,180,911)  $ 1,808,010
                                             ===========   ===========   ===========   ===========   ===========   ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(US$ IN THOUSANDS)

                                                              GERDAU
                                                            AMERISTEEL                     NON-
ASSETS                                          GUSAP      CORPORATION    GUARANTORS    GUARANTORS   ELIMINATIONS  CONSOLIDATED
                                                -----      -----------    ----------    ----------   ------------  ------------
CURRENT ASSETS
    Cash and cash equivalents                $        --   $     3,033   $     5,813   $     1,104   $        --   $     9,950
    Accounts receivable, net                          --        45,425       158,476         1,325            --       205,226
    Inventories                                       --        71,477       279,976         1,389            --       352,842
    Deferred tax assets                               --            --        13,269            --            --        13,269
    Other current assets                              --         6,101        14,494           106            --        20,701
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT ASSETS                                  --       126,036       472,028         3,924            --       601,988
INVESTMENT IN SUBSIDIARIES                       445,946       687,222       190,432            --    (1,191,286)      132,314
PROPERTY, PLANT AND EQUIPMENT                         --       175,654       616,038         3,371            --       795,063
GOODWILL                                              --            --       111,877         4,687            --       116,564
DEFERRED FINANCING COSTS                          10,977           145         4,902            39            --        16,063
DEFERRED TAX ASSETS                                   --        34,253       (17,988)       (1,220)           --        15,045
OTHER ASSETS                                          --           124           (52)           --            --            72
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS                                 $   456,923   $ 1,023,434   $ 1,377,237   $    10,801   $(1,191,286)  $ 1,677,109
                                             ===========   ===========   ===========   ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                         $        --   $    44,798   $   163,124   $       742   $        --   $   208,664
    Intercompany                                   4,697       111,625            --            --      (116,322)           --
    Accrued salaries, wages and
    employee benefits                                 --         3,297        26,434             1            --        29,732
    Accrued Interest                              21,360         1,433           937            --            --        23,730
    Other current liabilities                       (895)       10,873        23,559           820            --        34,357
    Bank indebtedness                                 --            --         1,524            --            --         1,524
    Current portion of long-term borrowings           --            --           798           452            --         1,250
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL CURRENT LIABILITIES                         25,162       172,026       216,376         2,015      (116,322)      299,257
LONG-TERM BORROWINGS                             397,270        75,078        87,669         2,686            --       562,703
CONVERTIBLE DEBENTURE                                 --        78,302            --            --            --        78,302
RELATED PARTY BORROWINGS                              --       (72,679)       73,118      (115,371)      114,932            --
ACCRUED BENEFIT OBLIGATION                            --        51,076        41,920            --            --        92,996
OTHER LIABILITIES                                     --            53        45,119            --            --        45,172
DEFERRED TAX LIABILITIES                              --            --        65,072            --            --        65,072
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES                                422,432       303,856       529,274      (110,670)       (1,390)    1,143,502
                                             -----------   -----------   -----------   -----------   -----------   -----------
SHAREHOLDERS' EQUITY
    Capital Stock                                 61,109       727,862       955,126        32,876    (1,229,372)      547,601
    Retained earnings (accumulated deficit)      (16,987)       29,660      (150,853)      113,383        (1,019)      (25,816)
    Accumulated other comprehensive income        (9,631)      (37,944)       43,690       (24,788)       40,495        11,822
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                        34,491       719,578       847,963       121,471    (1,189,896)      533,607
                                             -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                       $   456,923   $ 1,023,434   $ 1,377,237   $    10,801   $(1,191,286)  $ 1,677,109
                                             ===========   ===========   ===========   ===========   ===========   ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(US$ IN THOUSANDS)

                                                                         GERDAU
                                                                       AMERISTEEL                       NON-
OPERATING ACTIVITIES                                       GUSAP       CORPORATION    GUARANTORS     GUARANTORS    CONSOLIDATED
                                                           -----       -----------    ----------     ----------    ------------
Net (loss) income                                        $ 11,879       $  2,300       $  7,044       $    282       $ 21,505
Adjustment to reconcile net income (loss) to net
cash provided by (used for) operating activities:
    Depreciation                                               --          4,297         14,566             51         18,914
    Amortization                                              364             --            257              1            622
    Deferred income taxes                                      --          1,276          2,826             39          4,141
    Income from Joint Ventures                                 --             --         (9,511)            --         (9,511)
    Distributions from Joint Ventures                          --             --          1,799             --          1,799
Changes in operating assets and liabilities, net of
acquisitions:
    Accounts receivable                                        --        (29,162)       (59,213)          (910)       (89,285)
    Inventories                                                --        (12,733)       (23,726)            93        (36,366)
    Other assets                                               --         (1,702)           652             (2)        (1,052)
    Liabilities                                           (12,418)        12,635         72,921            520         73,658
                                                         --------       --------       --------       --------       --------
NET CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES                                     (175)       (23,089)         7,615             74        (15,575)
                                                         --------       --------       --------       --------       --------
INVESTING ACTIVITIES
    Additions to property, plant and equipment                 --         (1,344)        (9,846)           (22)       (11,212)
    Acquisitions                                               --             --        (11,127)            --        (11,127)
                                                         --------       --------       --------       --------       --------
NET CASH USED IN INVESTING ACTIVITIES                          --         (1,344)       (20,973)           (22)       (22,339)
                                                         --------       --------       --------       --------       --------
FINANCING ACTIVITIES
    Proceeds from issuance of new debt                         --             --         25,000             --         25,000
    (Payment) borrowing of short-term and long-
    term borrowings, net                                      175         22,520         (3,381)          (111)        19,203
    Proceeds from issuance of stock options and
    employee stock purchases                                   --             --            195             --            195
                                                         --------       --------       --------       --------       --------
NET CASH (USED FOR) PROVIDED BY
    FINANCING ACTIVITIES                                      175         22,520         21,814           (111)        44,398
                                                         --------       --------       --------       --------       --------
    Effect of exchange rate changes                            --           (146)            --             --           (146)
                                                         --------       --------       --------       --------       --------
(DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS                                                --         (2,059)         8,456            (59)         6,338
CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                        --          3,033          5,813          1,104          9,950
                                                         --------       --------       --------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF
PERIOD                                                   $     --       $    974       $ 14,269       $  1,045       $ 16,288
                                                         ========       ========       ========       ========       ========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(US$ IN THOUSANDS)

                                                                     GERDAU
                                                                   AMERISTEEL                   NON-
OPERATING ACTIVITIES                                    GUSAP     CORPORATION   GUARANTORS   GUARANTORS  ELIMINATIONS   CONSOLIDATED
                                                        -----     -----------   ----------   ----------  ------------   ------------
Net (loss) income                                     $   3,506    $   2,680    $ (13,197)   $     700           --      $  (6,311)
Adjustment to reconcile net income (loss) to net
cash provided by (used for) operating activities:
    Depreciation                                             --        3,521       14,584           20           --         18,125
    Amortization                                            263           --          111           --           --            374
    Deferred income taxes                                    --       (1,290)      (4,348)      (1,228)          --         (6,866)
    Loss on disposition of property, plant and
    equipment                                                --           --           97           --           --             97
    Income from Joint Venture                                --           --       (3,686)          --           --         (3,686)
    Foreign exchange on related party loans               3,374           --           --           --           --          3,374
    Distributions from Joint Ventures                        --           --        1,798           --           --          1,798
Changes in operating assets and liabilities, net of
acquisitions:
    Accounts receivable                                      --      (24,833)     (39,976)        (370)          --        (65,179)
    Inventories                                              --        2,243       11,110           (4)          --         13,349
    Other assets                                             --       (4,191)        (600)          --           --         (4,791)
    Liabilities                                          20,538       24,508       44,276        8,392      (56,122)        41,592
                                                      ---------    ---------    ---------    ---------    ---------      ---------
NET CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES                                 27,681        2,638       10,169        7,510      (56,122)        (8,124)
                                                      ---------    ---------    ---------    ---------    ---------      ---------
INVESTING ACTIVITIES
    Investments                                         (94,208)          --     (151,121)          --      245,329             --
    Additions to property, plant and equipment               --       (1,787)      (8,137)          --           --         (9,924)
    Proceeds from dispositions                               --           --           72           --           --             72
                                                      ---------    ---------    ---------    ---------    ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                   (94,208)      (1,787)    (159,186)          --      245,329         (9,852)
                                                      ---------    ---------    ---------    ---------    ---------      ---------
FINANCING ACTIVITIES
    Revolving credit borrowings (payments)               49,920       (9,039)     (46,070)         (61)          --         (5,250)
    Increase in related party loans                          --           --       30,000           --           --         30,000
    Additions to deferred financing costs                    --           --          (41)          --           --            (41)
    Issuance of common stock                             16,607        8,784      171,710       (7,894)    (189,207)            --
    Changes in minority interest                             --           --         (218)          --           --           (218)
                                                      ---------    ---------    ---------    ---------    ---------      ---------
NET CASH (USED FOR) PROVIDED BY
    FINANCING ACTIVITIES                                 66,527         (255)     155,381       (7,955)    (189,207)        24,491
                                                      ---------    ---------    ---------    ---------    ---------      ---------
    Effect of exchange rate changes                          --         (359)          --           --           --           (359)
                                                      ---------    ---------    ---------    ---------    ---------      ---------
(DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS                                              --          237        6,364         (445)          --          6,156
CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                      --        9,118        2,161        1,263           --         12,542
                                                      ---------    ---------    ---------    ---------    ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF
PERIOD                                                $      --    $   9,355    $   8,525    $     818    $      --      $  18,698
                                                      =========    =========    =========    =========    =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED MARCH 31, 2004
(US$ IN THOUSANDS)



                                                                GERDAU
                                                             AMERISTEEL                          NON-
                                                GUSAP        CORPORATION      GUARANTORS      GUARANTORS     CONSOLIDATED
                                                -----        -----------      ----------      ----------     ------------
NET SALES                                     $      --       $ 133,496       $ 480,664       $   4,793       $ 618,953


OPERATING EXPENSES
    Cost of sales                                    --         117,432         419,769           4,056         541,257
    Selling and administrative                       --           2,433          18,375             232          21,040
    Depreciation                                     --           4,297          14,566              51          18,914
    Other operating (income)                         --              (3)           (958)             --            (961)
                                              ---------       ---------       ---------       ---------       ---------
                                                     --         124,159         451,752           4,339         580,250
                                              ---------       ---------       ---------       ---------       ---------

INCOME FROM OPERATIONS                               --           9,337          28,912             454          38,703
                                              ---------       ---------       ---------       ---------       ---------

EARNINGS FROM JOINT VENTURES                         --              --           9,511              --           9,511
                                              ---------       ---------       ---------       ---------       ---------

OTHER EXPENSES
Amortization of deferred financing costs            364              --             257               1             622
Foreign Exchange                                     (5)            297              --             (35)            257
Interest                                         10,679           3,516           3,796              29          18,020
                                              ---------       ---------       ---------       ---------       ---------
                                                 11,038           3,813           4,053              (5)         18,899

(LOSS) INCOME BEFORE TAXES                      (11,038)          5,524          34,370             459          29,315

INCOME TAX EXPENSE                                  193           1,425           6,015             177           7,810
                                              ---------       ---------       ---------       ---------       ---------

(LOSS) INCOME BEFORE STOCK DIVIDENDS            (11,231)          4,099          28,355             282          21,505

STOCK DIVIDENDS                                  23,110          (1,799)        (21,311)             --              --
                                              ---------       ---------       ---------       ---------       ---------

NET (LOSS) INCOME                             $  11,879       $   2,300       $   7,044       $     282       $  21,505
                                              =========       =========       =========       =========       =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED MARCH 31, 2003
(US$ IN THOUSANDS)



                                                                    GERDAU
                                                                  AMERISTEEL                         NON-
                                                    GUSAP        CORPORATION      GUARANTORS      GUARANTORS     CONSOLIDATED
                                                    -----        -----------      ----------      ----------     ------------
NET SALES                                         $      --       $  89,292       $ 326,340       $     931       $ 416,563


OPERATING EXPENSES
       Cost of sales                                     --          80,517         310,480             702         391,699
       Selling and administrative                        --           2,709          14,203             119          17,031
       Depreciation                                      --           3,521          14,584              20          18,125
       Other operating expense                           --          (2,410)            629              --          (1,781)
                                                  ---------       ---------       ---------       ---------       ---------
                                                         --          84,337         339,896             841         425,074
                                                  ---------       ---------       ---------       ---------       ---------

INCOME (LOSS) FROM OPERATIONS                            --           4,955         (13,556)             90          (8,511)
                                                  ---------       ---------       ---------       ---------       ---------

EARNINGS FROM JOINT VENTURES                             --              --           3,686              --           3,686
                                                  ---------       ---------       ---------       ---------       ---------
OTHER EXPENSES
    Interest                                            902           3,009           6,834            (662)         10,083
    Foreign exchange (gains) losses                  (4,763)           (309)          2,758           1,481            (833)
    Amortization of deferred financing costs            263              --             111              --             374
                                                  ---------       ---------       ---------       ---------       ---------
                                                     (3,598)          2,700           9,703             819           9,624

(LOSS) INCOME BEFORE TAXES                            3,598           2,255         (19,573)           (729)        (14,449)

INCOME TAX (BENEFIT) EXPENSE                             92           1,373          (7,957)         (1,429)         (7,921)
                                                  ---------       ---------       ---------       ---------       ---------

(LOSS) INCOME BEFORE MINORITY INTEREST                3,506             882         (11,616)            700          (6,528)

STOCK DIVIDENDS                                          --           1,798          (1,798)             --              --
MINORITY INTEREST                                        --              --             217              --             217
                                                  ---------       ---------       ---------       ---------       ---------
NET (LOSS) INCOME                                 $   3,506       $   2,680       $ (13,197)      $     700       $  (6,311)
                                                  =========       =========       =========       =========       =========

Corporate Information

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

SHAREHOLDER INFORMATION

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line.
Toronto: (416) 643-5500
Outside Toronto and US: 1-800-387-0825

FINANCIAL CALENDAR

Fiscal year end: December 31

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com
Web site: www.gerdauameristeel.com




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
Gerdau Ameristeel Corporation
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL  33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor
Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br



www.gerdauameristeel.com

(GERDAU AMERISTEEL LOGO)


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